SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 14, 2006

Commission File No. 000-50790

SUPERCOM, LTD.

Sagid House “Hasharon Industrial Park”
P.O.B 5039,
Qadima 60920
Israel
(011) +972-9-8890800
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SuperCom, Ltd.

Form 6-K

TABLE OF CONTENTS

Page
Entry into a Material Definitive Agreement	1
Signatures	2
Exhibit Index	3

Entry into a Material Definitive Agreement

On November 7, 2006, SuperCom entered into a definitive agreement (the “Purchase Agreement”) to sell to On Track Innovations Ltd. (“OTI”) the assets of SuperCom’s smart-ID Division (the “Sale”) for 2,827,200 unregistered ordinary shares of OTI (the “Consideration Shares”) (which represents approximately 15.4% of the issued and outstanding share capital of OTI, as of such date).

SuperCom has agreed to a lock-up of the Consideration Shares (the “Lock-Up”) pursuant to which SuperCom will not offer, sell, transfer or otherwise dispose of the Consideration Shares, except as set forth in an agreed-upon schedule permitting transfers of one-seventh (1/7th) of the Consideration Shares every three months (with the first release of the Consideration Shares occurring on the closing date of the Sale). The Consideration Shares will be subject to the Lock-Up up to 18 months after the closing date of the Sale. Additionally, SuperCom has granted to OTI’s Chairman, on behalf of the Board of Directors of OTI, or whomever else OTI’s Board of Directors may appoint, an irrevocable proxy on each Consideration Share until the sale or transfer of such Consideration Share, subject to the Lock-Up, to an unaffiliated third party by SuperCom in an arm’s-length transaction. The obligations of the parties to close the Sale are subject to customary closing conditions and approval by OTI’s shareholders. OTI has undertaken to cause, with SuperCom's cooperation, a $2,500,000 loan (the “Loan”) to be extended to SuperCom by a financial institution. The Loan will be secured by the Consideration Shares and will be repaid from the first proceeds received from the sale of the Consideration Shares sold by SuperCom, but not later than 18 months after the Closing Date. Both SuperCom and OTI expect to close the Sale by the end of the year. The description of terms and conditions of the Purchase Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreement, which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

In connection with the Purchase Agreement and as a condition precedent to the closing of the Sale, the parties will execute a registration rights agreement (the “Registration Rights Agreement”) to cover the resale of the Consideration Shares. Pursuant to the Registration Rights Agreement, OTI will file a registration statement registering the Consideration Shares (the “Registration Statement”) within 90 days after the closing of the Sale (or 45 days after receipt of all required information from SuperCom for the registration statement). Subject to certain permitted exceptions, OTI’s failure to file the Registration Statement by the above dates (or get the Registration Statement declared effective within a certain time period) will subject OTI to certain pro rata cash payments to SuperCom as liquidated damages. The form of Registration Rights Agreement is attached as an exhibit to the Purchase Agreement, which is attached hereto as Exhibit 10.1. The description of terms and conditions of the Registration Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Registration Rights Agreement, which is incorporated herein by reference.

In connection with the Purchase Agreement and as a condition precedent to the closing of the Sale, the parties will also execute a service and supply agreement (the “Service Agreement”) pursuant to which OTI will (i) act as a sub-contractor and provide services, products and materials necessary to carry out and complete SuperCom’s existing non-transferred projects, and (ii) grant to SuperCom an irrevocable, worldwide, non-exclusive, non-assignable and non-transferable license (the “License”) to use certain intellectual property rights transferred as part of the Sale for use in connection with our non-transferred projects. In consideration for the services, the product and materials and the License SuperCom will pay OTI certain payments. . Upon the renewal of the existing projects, SuperCom will take all necessary actions to assign them to OTI.

With regard to potential projects which have not yet been formalized by agreement, SuperCom will use its best efforts, subject to the consent of all parties, to assign to OTI all rights and interest in such potential projects. In the event such potential projects cannot be assigned, SuperCom will act as the main contractor and OTI will act as sub-contractor on such projects. SuperCom would be entitled to certain fees from OTI for each of the non-assigned potential projects. The form of Service Agreement is attached as an exhibit to the Purchase Agreement, which is attached hereto as Exhibit 10.1. The description of terms and conditions of the Service Agreement set forth herein does not purport to be complete and is qualified in its entirety by the full text of the Service Agreement, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERCOM, LTD. By:
/s/ Eyal Tuchman
Eyal Tuchman
Chief Executive Officer Date: November 14, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Asset Purchase Agreement

99.1	Announcements dated November 8, 2006